

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Rick D. Puckett
Executive Vice President and Chief Financial Officer
Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

> **Re:** **Lance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 23, 2010**
> **File No. 333-168849**

Dear Mr. Puckett:

We have reviewed your registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide relevant updates with each amendment. For example, and without limitation, please update your disclosure at page 157 regarding the beneficial ownership of Snyder's common stock, update your disclosure to reflect the recent amendments to the merger agreement and related agreements, and continue to update your disclosure with respect to the status of litigation related to the merger.

2. We note that you have filed "form of" opinions as Exhibits 5.1, 8.1 and 8.2. Please ensure that you file executed opinions with your next amendment. In addition, please ensure that you include an executed version of the fairness opinion in your next amendment, as well as an executed consent from your fairness advisor. In this regard, we note that the fairness opinion included as Annex D, and the consent filed as Exhibit 99.1, does not include a conformed signature from your fairness advisor.

3. Please advise us of your plans with respect to the remaining blanks in the filing, including which, if any, blanks you intend to leave in when you request acceleration of effectiveness.

Background of the Merger, page 34

4. We note your disclosure in the third full paragraph on page 34 that "[o]ther members of the Lance board were apprised of the discussions at various times between March 2 and May 4." Please expand your disclosure to more specifically discuss when each such other member was apprised of Mr. Singer's discussions with Mr. Lee.

5. We note your disclosure on page 38 that "the Lance board discussed with representatives from FIDUS Partners LLC, a mergers and acquisitions advisory firm which had not been informed of the proposed merger, potential valuations of Lance by potential strategic and financial buyers." Please revise your filing to provide the following disclosure, or tell us why such information is not material:

    - explain in further detail why FIDUS Partners was selected to attend the July 1, 2010 board meeting; and

    - briefly describe your relationship to FIDUS Partners, the nature of the services rendered and compensation paid to FIDUS Partners, and the conclusions reached by FIDUS Partners regarding potential valuations of Lance by potential strategic and financial buyers.

    If you disclose the conclusions reached by FIDUS Partners regarding potential valuations of Lance, please also file consent by FIDUS Partners with respect to your reference in your registration statement to such firm, or tell us why such consent is not required.

Opinion of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, page 47

6. Please revise your filing to provide the following disclosure, or tell us why such information is not material:

    - Disclose the "corresponding data of Snyder's" used in the selected publicly traded companies analysis of Snyder's that is described at page 50. Indicate the enterprise value calculated for Snyder's and, given that Snyder's is not a public company, explain how Merrill Lynch calculated this value.

    - You indicate on page 50 that "the tables alone do not constitute a complete description of the financial analysis performed by BofA Merrill Lynch." We note that the subsequent pages indicate a range of values for each analysis but do not provide median or other data about those analyses. If such other data was material to BofA Merrill Lynch or the Board in making its fairness determination, expand your disclosure to provide that data. Explain in further detail the method by which BofA

> Merrill Lynch gave effect to the payment of the special dividend in performing the selected publicly traded companies, discounted cash flow, and selected precedent transactions analyses.

- Expand your disclosure to discuss why particular multiples or discount rates were used in each analysis.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        Michael J. Denny, Esq.
        (704) 331-7598